

SE 17017063

RMS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAY 22 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-69577~~

8-39592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **03/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enclave Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 West 44th Street, Suite 1700
(No. and Street)

New York (City) | New York (State) | 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road (Address) | Melville (City) | NY (State) | 11747 (Zip Code)

Securities and Exchange
MAY 22 2017
RECEIVED

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OKB

OATH OR AFFIRMATION

I, Robert Mazzeo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enclave Capital, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

05/15/2017
Notary Public


DANIELLE DUTILY
Notary Public - State of Florida
Commission # GG 017872
My Comm. Expires Oct 1, 2020
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents
As of and for the Period Ended March 31, 2017


NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Enclave Capital, LLC:

We have audited the accompanying statement of financial condition of Enclave Capital, LLC (the "Company") as of March 31, 2017, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the fifteen month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enclave Capital, LLC as of March 31, 2017, and the results of its operations and its cash flows for the fifteen month period then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Enclave Capital, LLC's financial statements. The supplementary information is the responsibility of Enclave Capital, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melville, New York
May 12, 2017

Nawrocki Smith LLP

Enclave Capital LLC

Statement of Financial Condition
As of March 31, 2017

ASSETS	
Cash	$ 479,976
Accounts receivable	42,080
Clearing deposit	100,000
Fixed assets, net of accumulated depreciation of $45,217	29,490
Prepaid expenses	8,095
Security deposits	77,409
TOTAL ASSETS	$ 737,050
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 49,611
Deferred income	17,560
TOTAL LIABILITIES	67,171
MEMBER'S EQUITY	669,879
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 737,050

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Enclave Capital LLC

Statement of Operations
For the Fifteen Months Ended March 31, 2017

REVENUE:	
Commissions	$ 299,145
Facility fees	813,024
Investment banking fees	379,767
Management fees	116,429
Other income	129,715
Total revenue	1,738,080
OPERATING EXPENSES:	
Salaries, commissions and related costs	215,158
Commissions and clearance	242,444
Regulatory fees	20,180
Rent expense	421,522
Professional fees	635,201
Insurance expense	98,902
Meals, entertainment, and travel	28,509
Data services and technology	244,545
Office and other	50,243
Total expenses	1,956,704
LOSS BEFORE PROVISION FOR INCOME TAXES	(218,624)
Provision for income taxes	-
NET LOSS	$ (218,624)

Enclave Capital LLC

Statement of Changes in Members' Equity
For the Fifteen Months Ended March 31, 2017

MEMBER'S EQUITY, January 1, 2016	$ 457,037
Capital contributions	431,466
Capital distributions	-
Net loss	(218,624)
MEMBER'S EQUITY, March 31, 2017	$ 669,879

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Fifteen Months Ended March 31, 2017

Balance - January 1, 2016	$ -
Subordinated liabilities redeemed	-
Balance - March 31, 2017	$ -

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Enclave Capital LLC

Statement of Cash Flows
For the Fifteen Months Ended March 31, 2017

OPERATING ACTIVITIES:	
Net loss	$ (218,624)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation and amortization expense	3,018
Changes in operating assets and liabilities	
Increase in prepaid expenses	(3,635)
Decrease in accounts receivable	7,905
Decrease in employee loan	4,500
Decrease in accounts payable and accrued expenses	(7,425)
Decrease in deferred income	(11,940)
Net cash used by operating activities	(226,201)
INVESTING ACTIVITIES:	
Capital contributions	431,466
Net cash provided by investing activities	431,466
NET INCREASE IN CASH AND CASH EQUIVALENTS	205,265
CASH AT BEGINNING OF PERIOD	274,711
CASH AT END OF PERIOD	$ 479,976

Supplemental cash flow information	
Cash paid during the year for:	
Taxes	$ 771

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Notes to Financial Statements
For the Fifteen Months Ended March 31, 2017

1. Organization and Nature of Business

Enclave Capital, LLC, (the "Company") is a Delaware limited liability company formed May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The firm provides wholesale equity execution for the domestic U.S. markets and brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6. The Company clears all securities execution transactions on behalf of customers on a fully disclosed basis with a clearing broker.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

c) Income Taxes
The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are 'more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period ended March 31, 2017 management has determined that there are no material uncertain income tax positions.

d) Fixed Assets
Equipment and furniture are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful life of the assets, generally five to seven years. Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FASB Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

Notes to Financial Statements
For the Fifteen Months Ended March 31, 2017

3. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At March 31, 2017, the Company has no investments in securities at year end.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintaining a minimum net capital and requires the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.67% of its aggregate indebtedness. At March 31, 2017, the Company had net capital of $513,904, which was $263,904 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 13.07%.

5. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Leasehold improvements	$ 36,110
Computer equipment	23,700
Furniture	14,897
	74,707
Less: Accumulated Depreciation:	(45,217)
Net Fixed Assets	$ 29,490

Depreciation expense for the period ended March 31, 2017 was $3,018.

Notes to Financial Statements
For the Fifteen Months Ended March 31, 2017

6. Significant Group Concentration of Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy to continually monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

In the ordinary course of business the Company makes payments to vendors on behalf of its Facility Fee clients. These amounts are generally repaid within several days of advancement. As of March 31, 2017, the Company was fully paid in such advances.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2017, the amount in excess of insured limits was $224,941.

7. Commitments and Contingencies

The Company subleased office space, which expires on October 30, 2018. The following is a schedule of future minimum lease payments required under the lease:

2017	321,002
2018	267,502
Total	$ 588,504

Rent expense for the period ended March 31, 2017 was $421,522.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2017 or during the period then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at March 31, 2017 or during the period then ended.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between March 31, 2017 and May 12, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the Period Ended March 31, 2017

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 669,879
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	155,975
NET CAPITAL	$ 513,904
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 49,611
Deferred income	17,560
TOTAL AGGREGATE INDEBTEDNESS	$ 67,171
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 250,000
Excess net capital	$ 263,904
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 213,904
Percentage of aggregate indebtedness to net capital	13.07%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2017.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.



NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
Enclave Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Enclave Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal period without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
May 12, 2017

Nawrocki Smith LLP

Enclave Capital LLC
Exemption Report

May 12, 2017

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Enclave Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the 15 months ended March 31, 2017 without exception.

I, Robert Mazzeo, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.



______________________________ **Date:** 5/12/17

Title: Chief Executive Officer

Enclave Capital, LLC

MARCH 31, 2017

Table of Contents


NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member's of
Enclave Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the fifteen month period ended March 31, 2017, which were agreed to by Enclave Capital, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the period ended March 31, 2017, with the amounts reported in Form SIPC-7 for the period ended March 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
May 12, 2017

Nawrocki Smith LLP

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

WORKING COPY

For the fiscal year ended March 31, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Enclave Capital LLC
19 W 44th Street, STE. 1700
New York, NY 10036-6101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $4,225

B. Less payment made with SIPC-6 filed (exclude interest) (1,345)
July 29, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,880

E. Interest computed on late payment (see Instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $2,880

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,880

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Enclave Capital LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Finop
(Title)

Dated the 18 day of April, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 16 and ending March 31, 20 17
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,738,080

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 48,050

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 48,050

2d. SIPC Net Operating Revenues $ 1,690,030

2e. General Assessment @ .0025 $ 4,225

(to page 1, line 2.A.)